Exhibit 99.1

Sierra Metals Reports Q3-2018 Financial Results at its Sociedad Minera Corona Subsidiary in Peru

  Sustained throughput and production of all metals except lead, complimented by lower costs helped to mitigate impact of lower realized metal prices in Q3 2018

TORONTO, Oct. 30, 2018 /CNW/ - Sierra Metals Inc. (TSX:SMT, BVL:SMT) ("Sierra Metals" or the "Company") announces the filing of Sociedad Minera Corona S.A.'s ("Corona") unaudited Financial Statements and the Management Discussion and Analysis ("MD&A") for the third quarter of 2018 ("Q3 2018").

The Company holds an 81.8% interest in Corona. All amounts are presented in US dollars unless otherwise stated, and have not been adjusted for the 18.2% non-controlling interest.

Corona's Highlights for the Three Months Ended September 30, 2018

  Revenues decreased by 4% to US$38.1 million vs. US$39.6 million in Q3 2017
  Adjusted EBITDA decreased by 6% to US$17.6 million vs. US$18.8 million in Q3 2017
  Total tonnes processed increased by 6% to 283,446 vs. 268,178 in Q3 2017
  Net production revenue per tonne of ore milled decreased by 10% to US$132.45
  All in sustaining cost ("AISC") per zinc equivalent payable pound lower by 20% to US$0.66
  Zinc equivalent production of 42.9 million pounds vs. 36.9 million pounds in Q3 2017
  $27.8 million of cash and cash equivalents as at September 30, 2018
  $41.7 million of working capital as at September 30, 2018

Igor Gonzales, President and CEO of Sierra Metals commented: "Corona's 2018 third quarter results continue to deliver performance from the Mine through stable metal production and tonnage throughput when compared to Q3 2017. However, softer realized metal prices have resulted in a small decrease in revenue and adjusted EBITDA over the same period in 2017, partially offset by lower cash and all-in sustaining costs per zinc equivalent payable pound.  The Company is still reporting a 12% increase in revenue and adjusted EBITDA when comparing nine months of 2018, to the same period in 2017. Overall, I am happy with the efforts made at Yauricocha to maximize the operational and financial performances which continue to benefit from well-made capital investments at the Mine."

He continued, "based on the positive Preliminary Economic Assessment study completed we are now working towards the first stage of expansion plans at Yauricocha which we expect to take effect in 2019 once all permits are received. We have also commenced pre-feasibility and feasibility studies on a potential secondary stage expansion plan at the Mine.  Management are confident that the outlook for the Yauricocha Mine remains positive for sustained success. The Company continues to have a solid balance sheet, and strong liquidity, to meet its growth and operational expenditure requirements. We look forward to the developments taking place over the fourth quarter, including the completion of the Yauricocha tunnel infrastructure, the rehabilitation of the Mascota shaft, as well as the continued sinking of the Yauricocha shaft providing access to a significant amount of reserves and resources recently delineated. These projects will enable our team to operate more efficiently and effectively and ultimately will provide for a stronger balance sheet for Sierra Metals.  Furthermore, the Company continues to have success in its drilling campaigns at the Mine as evidenced in a recent press release dated October 1, 2018, demonstrating the existence of porphyry style mineralization at Yauricocha and a great opportunity for further expansion potential at the Mine. Yauricocha remains a solid contributor with growth potential and additional brownfield exploration opportunities."

The following table displays selected unaudited financial information for the three and nine months ("9M 2018") ended September 30, 2018:

Press Release Selected Financial Results

(In thousands of US dollars, except cash cost and revenue per tonne metrics)	Three Months Ended			Nine Months Ended
	September 30, 2018	September 30, 2017	Var %	September 30, 2018	September 30, 2017	Var %
Revenue	$38,121	39,566	-4%	129,474	115,926	12%
Adjusted EBITDA (1)	17,647	18,824	-6%	65,386	58,245	12%
Cash Flow from operations	17,891	18,844	-5%	65,467	58,247	12%
Gross profit	18,529	18,053	3%	68,710	55,471	24%
Income Tax Expense	(5,946)	(5,223)	14%	(21,703)	(14,965)	45%
Net Income	9,863	9,354	5%	38,283	30,997	24%

Net production revenue per tonne of ore milled (2)	132.45	147.65	-10%	154.55	152.63	1%
Cash cost per tonne of ore milled (2)	60.34	62.32	-3%	61.27	61.55	0%
Cash cost per zinc equivalent payable pound (2)	0.48	0.53	-9%	0.51	0.48	6%
All-In Sustaining Cost per zinc equivalent payable pound (2)	$0.66	0.83	-20%	0.73	0.74	0%

(In thousands of US dollars, unless otherwise stated)	September 30, 2018	December 31, 2017
Cash and cash equivalents	$27,767	19,908
Assets	164,487	140,414
Liabilities	49,506	50,844
Equity	114,981	89,570
[1] Adjusted EBITDA includes adjustments for depletion and depreciation, interest expense and other financing costs, interest income, share-based compensation, Foreign Exchange (gain) loss and income taxes; see non-IFRS Performance Measures section of the Company's MD&A.
[2] All-In Sustaining Cost per zinc equivalent pound sold are non-IFRS performance measures and include cost of sales, treatment and refining charges, sustaining capital expenditures, general and administrative expense, and selling expense, and exclude workers' profit sharing, depreciation, and other non-cash provisions; Cash cost zinc equivalent pound sold, net production revenue per tonne of ore milled, and cash cost per tonne of ore milled are non-IFRS performance measures; see non-IFRS Performance Measures section of the Company's MD&A.

Corona's Financial Highlights for the Three and Nine Months Ended September 30, 2018

  Revenues of $38.1 million for Q3 2018 compared to $39.6 million in Q3 2017 and revenues of $129.5 million in 9M 2018 compared to $116.0 million in 9M 2017. The increase in revenues during 9M 2018 was due to an 11% increase in tonnes processed, higher head grades for copper and gold, and higher recoveries for copper. Increases in the prices of copper (12%), zinc (6%), lead (3%), and gold (2%) also contributed to the revenue improvement. The decrease in revenues during Q3 2018 compared to Q3 2017 was due to lower metal prices realized for all metals.
  Cash cost per zinc equivalent pound sold at the Yauricocha Mine of $0.48 for Q3 2018 compared to $0.53 for Q3 2017 and $0.51 for 9M 2018 compared to $0.48 for 9M 2017. All-in sustaining cost ("AISC") per zinc equivalent pound sold of $0.66 for Q3 2018 compared to $0.83 for Q3 2017 and $0.73 for 9M 2018 compared to $0.74 for 9M 2017. The decrease in the AISC per zinc equivalent payable pound for Q3 2018 compared to Q3 2017 was a result of lower sustaining capital expenditures, higher zinc equivalent payable pounds sold, while cash costs remained consistent. The AISC during 9M 2018 compared to 9M 2017 were consistent as higher cash costs during 9M 2018 were offset by lower sustaining capital expenditures, and higher zinc equivalent payable pounds sold.
  Adjusted EBITDA of $17.7 million for Q3 2018 compared to $18.8 million for Q3 2017 and $65.4 million for 9M 2018 compared to $58.2 million for 9M 2017. The increase in adjusted EBITDA for 9M 2018 was primarily due to the increase in throughput, metal production, and metal prices discussed previously.
  Operating cash flows before movements in working capital of $17.9 million for Q3 2018, compared to US$18.8 million for Q3 2017 and $65.5 million for 9M 2018 compared to $58.2 million for 9M 2017. The increase in operating cash flows before movements in working capital for 9M 2018 was primarily due to the increase in revenues, discussed previously.
  Cash and cash equivalents of $27.8 million as at September 30, 2018, compared to $19.9 million as at December 31, 2017. Cash and cash equivalents increased by $7.9 million which was driven by operating cash flows of $44.5 million, and $5.0 million being drawn from a short-term revolving line of credit for working capital purposes, partially offset by capital expenditures of $18.4 million, debt and interest payments of $5.0 million, intercompany loans of $5.3 million, and dividends paid of $12.9 million.
  Net income of $9.9 million, or $0.27 per share for Q3 2018 compared to net income of $9.4 million, or $0.26 per share for Q3 2017. Net income of $38.3 million, or $1.06 per share for 9M 2018 compared to net income of $31.0 million, or $0.86 per share for 9M 2017.

Corona's Operational Highlights for the Three and Nine Months Ended September 30, 2018:

The following table displays the production results for the three and nine months ended September 30, 2018:

Yauricocha Production	3 Months Ended			9 Months Ended
	Q3 2018	Q3 2017	% Var.	Q3 2018	Q3 2017	% Var.
Tonnes processed (mt)	283,446	268,178	6%	838,285	757,270	11%
Daily throughput	3,239	3,065	6%	3,193	2,890	11%

Silver grade (g/t)	58.68	58.94	0%	59.12	71.76	-18%
Copper grade	0.98%	0.79%	24%	0.94%	0.76%	23%
Lead grade	1.16%	1.26%	-8%	1.23%	1.60%	-23%
Zinc grade	3.65%	3.73%	-2%	3.59%	3.73%	-4%
Gold Grade (g/t)	0.59	0.56	5%	0.58	0.53	8%

Silver recovery	75.47%	73.99%	2%	72.92%	75.72%	-4%
Copper recovery	72.55%	68.07%	7%	69.38%	63.84%	9%
Lead recovery	84.03%	81.82%	3%	83.48%	84.22%	-1%
Zinc recovery	90.95%	89.40%	2%	89.25%	89.45%	0%
Gold Recovery	17.08%	17.27%	-1%	16.44%	16.68%	-1%

Silver ounces (000's)	404	376	7%	1,162	1,323	-12%
Copper pounds (000's)	4,428	3,178	39%	12,039	8,152	48%
Lead pounds (000's)	6,114	6,112	0%	18,993	22,503	-16%
Zinc pounds (000's)	20,772	19,717	5%	59,215	55,758	6%
Gold ounces	911	827	10%	2,553	2,171	18%

Zinc equivalent pounds (000's)(1)	42,854	36,856	16%	116,749	111,224	5%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2018 were calculated using the following realized prices: $14.85/oz Ag, $2.79/lb Cu, $0.94/lb Pb, $1.14/lb Zn, $1,206/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2017 were calculated using the following realized prices: $16.86/oz Ag, $2.93/lb Cu, $1.08/lb Pb, $1.36/lb Zn, $1,280/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2018 were calculated using the following realized prices: $15.99/oz Ag, $3.02/lb Cu, $1.06/lb Pb, $1.36/lb Zn, $1,279/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2017 were calculated using the following realized prices: $17.31/oz Ag, $2.70/lb Cu, $/1.03lb Pb, $1.28/lb Zn, $1,253/oz Au.

Qualified Persons

All technical production data contained in this news release has been reviewed and approved by Gordon Babcock, P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a competent person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company remains focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several discoveries and still has additional brownfield exploration opportunities at all three mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and the Toronto Stock Exchange under the symbol "SMT" and the NYSE AMERICAN Exchange under the symbol "SMTS."

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company are calculated in accordance with the Canadian National Instrument 43-101 -  Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the SEC. The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

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SOURCE Sierra Metals Inc.

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For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister VP, Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, info@sierrametals.com; Ed Guimaraes, CFO, Sierra Metals Inc., +1 (416) 366-7777; Igor Gonzales, President & CEO, Sierra Metals Inc., +1 (416) 366-7777

CO: Sierra Metals Inc.

CNW 06:50e 30-OCT-18